Exhibit 99.56

NOVEMBER 10th, 2020 Eskay Creek Project Golden Triangle TSX:SKE | OTCQX:SKREF | F R A : R X F B skeenaresources.com A final base shelf prospectus containing important information relating to the securities described in this presentation has been filed with the securities regulatory authorities in each of the provinces of Canada, except Quebec.A copy of the final base shelf prospectus, any amendment to the final base shelf prospectus and any applicable prospectus supplement is required to be delivered with this presentation. This presentation does not provide full disclosure of all material facts relating to the securities offered. Investors should read the final base shelf prospectus, any amendment and any applicable prospectus supplement for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

skeenaresources.com | 2 The information contained in this presentation has been prepared by Skeena Resources Limited (“Skeena” or the “Company”) and contains confidential information pertaining to the business, operations and assets of the Company. The information contained in this presentation (a) is provided as at the date hereof and is subject to change without notice, (b) does not purport to contain all the information that may be necessary or desirable to fully and accurately evaluate an investment in the Company and (c) is not to be considered as a recommendation by the Company that any person make an investment in Skeena. An investment in the securities described herein is speculative and involves a number of risks that should be considered by a prospective investor. This presentation is confidential and is being provided to you solely for your information and may not be reproduced, in whole or in part, in any form or forwarded or further distributed to any other person. Any forwarding, distribution or reproduction of this presentation in whole or in part is unauthorized. By accepting and reviewing this presentation, you acknowledge and agree (i) to maintain the confidentiality of this presentation and the information contained herein, (ii) to protect such information in the same manner you protect your own confidential information, which shall be at least a reasonable standard of care, and (iii) to not utilize any of the information contained herein except to assist with your evaluation of a potential investment in the Company. CAUTIONARY NOTE TO UNITED STATES INVESTORS This presentation does not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities of the Company in any jurisdiction in which an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities have not been approved or disapproved by the SEC or by any state securities commission or regulatory authority, nor have any of the foregoing authorities passed on the accuracy or adequacy of the disclosures contained herein and any representation to the contrary is a criminal offense. The securities of the Company have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or the securities laws of any state and may only be offered for sale and sold pursuant to registration under the U.S. Securities Act pursuant to an available exemption thereto. Prospective investors will be required to represent, among other things, that they meet the requirements of an available exemption from the registration requirements of the U.S. Securities Act and are familiar with and understand the terms of the offering and have all requisite authority to make such investment. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR BY ANY STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES OR ANY SECURITIES REGULATOR PASSED ON THE ACCURACY OR ADEQUACY OF THIS PRESENTATION. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. DISCLAIMER

skeenaresources.com | 3 DISCLAIMER CONT’D Information concerning the properties and operations referred to herein, and in certain publicly available disclosure filed on SEDAR by each company, uses terms that comply with reporting standards in Canada. In particular, certain estimates of mineralized material are made in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”), under guidelines set out in the CIM Standards on Mineral Resources and Mineral Reserves adopted by the CIM Council on May 10, 2014. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all mineral reserve and mineral resource estimates referred to herein or publicly available on SEDAR have been prepared in accordance with NI 43-101. These NI 43-101 standards differ significantly from the requirements of the SEC, and such mineral resource information may not be comparable to similar information disclosed by U.S. companies. For example, while the terms “mineral resource”, “measured resource”, “indicated resource” and “inferred resource” are recognized and required by Canadian regulations, they are not recognized by the SEC. It cannot be assumed that any part of the mineral deposits in these categories will ever be upgraded to a higher category. These terms have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that any part of an inferred resource exists. In accordance with Canadian rules, estimates of “inferred resources” cannot form the basis of feasibility or pre-feasibility studies. In addition, under the requirements of the SEC, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Finally, disclosure of contained ounces is permitted disclosure under Canadian regulations, however, the SEC normally only permits issuers to report resources as in place tonnage and grade without reference to unit measures. If the recipient of this presentation determines not to purchase any securities or the offering is terminated, the recipient will promptly return all material received in connection herewith without retaining any copies to: Skeena Resources Limited., 650 - 1021 West Hastings St. Vancouver, BC, V6E 0C3.

skeenaresources.com | 4 Certain statements made and information contained herein may constitute “forward looking information” and “forward looking statements” within the meaning of applicable Canadian and United States securities legislation, including, among other things, information with respect to this presentation. These statements and information are based on facts currently available to the Company and there is no assurance that actual results will meet management’s expectations. Forward-looking statements and information may be identified by such terms as “anticipates”, “believes”, “targets”, “estimates”, “plans”, “expects”, “may”, “will”, “could” or “would”. Forward-looking statements and information contained herein are based on certain factors and assumptions regarding, among other things, the estimation of mineral resources and mineral reserves, the realization of mineral resource and mineral reserve estimates, metal prices, taxation, the estimation, timing and amount of future exploration and development, capital and operating costs, the availability of financing, the receipt of regulatory approvals, environmental risks, title disputes and other matters. While the Company considers its assumptions to be reasonable as of the date hereof, forward-looking statements and information are not guarantees of future performance and readers should not place undue importance on such statements as actual events and results may differ materially from those described herein. The Company does not undertake to update any forward-looking statements or information except as may be required by applicable securities laws. The Qualified Person responsible for the technical information in this presentation is Paul Geddes P. Geo., Vice President of Exploration & Resource Development, who has approved the technical information included herein. Any reference to historical estimates and mineral resources should not be relied upon. These are not current and a Q.P. has not done sufficient work to classify these historical estimates and Skeena Resources Limited is not treating the historical estimate as a current mineral resource estimate. FORWARD LOOKING STATEMENTS

skeenaresources.com | 5 PROPERTY LOCATIONS BC’s Golden Triangle Developing two precious metal properties in the Golden Triangle of northwest British Columbia, Canada.

SKEENA TEAM

Management Team



Walter Coles Jr.
B.A. Econ.
President, CEO & Director



Shane Williams
B.Eng., M.Sc.
Chief Operating Officer



Andrew MacRitchie
CPA, CA
CFO & Corporate Secretary



Paul Geddes
B.Sc., P.Geo.
Vice President, Exploration & Resource Development



Kelly Earle
B.Sc. Geol., CPIR
Vice President, Communications



Justin Himmelright
B.Sc., M.Eng.
Vice President, Sustainability

Board of Directors



Craig Parry
B.Sc., M.AusIMM
Chairman



Walter Coles Jr.
B.A. Econ.
President, CEO & Director



Borden Putnam
B.Sc., M.Sc., P.Geo.
Director



Suki Gill
CPA, CA
Director



Greg Beard
Director

SKEENA
skeenaresources.com | 6

skeenaresources.com | 7 INFRASTRUCTURE in the Golden Triangle Excellent Access to Power and Infrastructure: • Highway 37 paved north from Smithers • New 287 kV power line • Forrest Kerr & McLymont Creek Power Station within 17 km of Snip • Volcano Creek Power Station within 10 km of Eskay Creek

skeenaresources.com | 8 ESKAY CREEK HISTORICAL PRODUCTION Au 3.3 Moz LOM production Ag > 30 g/t AuEq DSO cut-off grade > 15 g/t AuEq Mill cut-off grade 45 g/t LOM Au grade 2,224 g/t LOM Ag grade 160 Moz LOM production Eskay Creek was one of the highest-grade gold mines in the world when it was in production The Legend Continues with Skeena Produced from 1994-2008 Source: Eskay Creek Project NI 43-101 Technical Report on Preliminary Economic Assessment, 7 November 2019

2019 MINERAL RESOURCE ESTIMATE


Contact Mudstone (Hidden)
22 ZONE (FEEDER)
Basalt
21 ZONES
Rhyolite
Lower Mudstone
Dacite
Lower Basalt
Basalt
EL Mudstone
21C ZONE (FEEDER)
WT ZONE (FEEDER)

	Tonnes (000)	Grade			Contained Ounces		
		AuEq g/t	Au g/t	Ag g/t	AuEQ oz (000)	Au oz (000)	Ag oz (000)
INDICATED MINERAL RESOURCES							
Pit Constrained	12,650	5.8	4.3	110	2,340	1,740	44,660
Underground	819	8.2	6.4	139	218	169	3,657
Total Indicated	**13,469**	**5.9**	**4.4**	**112**	**2,558**	**1,909**	**48,317**
INFERRED MINERAL RESOURCES							
Pit Constrained	14,420	2.9	2.3	47	1,340	1,050	21,720
Underground	295	8.2	7.1	82	78	68	778
Total Inferred	**14,715**	**3.0**	**2.4**	**48**	**1,418**	**1,118**	**22,498**

- Pit constrained resources are quoted at a 0.7 g/t AuEQ cut-off. Underground resources are quoted at a 5.0 g/t AuEQ cut-off.
- AuEQ = Au (g/t) + (Ag (g/t) /75)
- Mineral resources are not mineral reserves and do not have demonstrated economic viability. There is no certainty that all or any part of the mineral resources estimated will be converted into mineral reserves.
- Resources are reported in-situ and undiluted for both pit constrained and underground scenarios and are considered to have reasonable prospects for economic extraction.
- In accordance with NI 43-101 recommendations, the number of metric tonnes was rounded to the nearest thousand. Any discrepancies in the totals are due to rounding effects.

SKEENA

Source: Eskay Creek Project NI 43-101 Technical Report on Preliminary Economic Assessment, 7 November 2019

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2019 PEA SUMMARY & SENSITIVITIES

LOWER CASE	NOV 2019 PEA	HIGHER CASE
US $1200/oz Au US $14/oz Ag	US $1325/oz Au US $16/oz Ag	US $1500/oz Au US $18/oz Ag
C$453M After-Tax NPV(5%)	**C$638M** After-Tax NPV(5%)	**C$878M** After-Tax NPV(5%)
40% After-Tax IRR	**51%** After-Tax IRR	**63%** After-Tax IRR
1.6 Year After-Tax Payback	**1.2 Year** After-Tax Payback	**0.9 Year** After-Tax Payback
C$117M Annual After-Tax Free Cash Flow	**C$147M** Annual After-Tax Free Cash Flow	**C$187M** Annual After-Tax Free Cash Flow

306,000 AuEq oz
Average Annual Production

US$615/oz
AISC (Au)

4.17 g/t AuEq
Open-pit Average Grade

9-year
Mine Life

US$233M
CAPEX

SKEENA

Source: Eskay Creek Project NI 43-101 Technical Report on Preliminary Economic Assessment, 7 November 2019

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T S F O u t l e t Accommodations External Waste Dump Overland Conveyor Primary Crusher 21 ZONES PIT Internal Waste Dump 22 Zone Pit Access Road & 69KV Powerline Former Waste Dump MINE DESIGN Former Waste Dump Permitted TSF Permitted TSF Water Treatment Plant skeenaresources.com | 11

NEAR MINE UPSIDE POTENTIAL
Eskay Creek

- 90,000 m drill program underway (infill & exploration)
- Potential for increased grade & tonnage via infill
- Mineral Resource Update planned for Q1 2021



Basalt
Contact Mudstone
Rhyolite
Lower & EL Mudstone
Dacite
Historic Stopes & Development
2019 Resources
Drillhole Composites
> 3.0 g/t AuEq, >2.0 metres
PEA Pit
Limits
22 ZONE
21 ZONES
21A
Surface
Rhyolite
Lower
Mudstone
Dacite
EL Mudstone
TOM
MACKAY
Basalt
21C ZONE
(FEEDER)
22 ZONE
(FEEDER)
Lower Basalt
Contact
Mudstone
WT ZONE
(FEEDER)
OPEN
NEX
ESKAY DEEPS
500 METRES
LOOKING EAST

SKEENA

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skeenaresources.com | 13 EXPLORATION RESOURCE GROWTH • Potential for increased grade & tonnage via infill • Exploratory Drilling - 2020 Budget ~30% SK- 19- 063 314.07 g/t AuEq over 2.21 m SK- 20- 290 25.03 g/t AuEq over 35.42 m SK- 20- 290 6.26 g/t AuEq over 4.20 m SK- 20- 274 12.27 g/t AuEq over 5.99 m

ESKAY CREEK
PROPOSED PROJECT TIMELINE

2020

Q3/Q4 2020

Eskay Creek infill & exploration drilling continues

Q3 2020

Skeena to acquire 100% of Eskay Creek from Barrick

Q4 2020

Eskay Creek permitting & EA process initiated

2021

Q1 2021

Eskay Creek Mineral Resource update

Q2 2021

Eskay Creek PFS complete

Declaration of Eskay Creek Mineral Reserves

Eskay Creek FS commenced

Q4 2021

Eskay Creek FS complete

BOD approval of Eskay Creek FS and kick-off of implementation

Eskay Creek project financing

2022

SKEENA

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skeenaresources.com | 15 SNIP GOLD PROJECT Skeena Acquired 100% of Snip in 2017 • Hochschild Mining has option to acquire 60% • Exploration & 200 Footwall delineation drilling planned for 2020 • Highlights from 2019 drilling include 1,131.91 g/t Au over 1.50 m Au 1.1 Moz LOM 27.5 g/t LOM Au Grade 280,000 m Historical & Underground Drilling 8,435 m UG Development Produced from 1991-1999

skeenaresources.com | 16 SNIP 2020 MINERAL RESOURCE ESTIMATE Grade Contained Ounces Tonnes (000) Au g/t Au oz (000) INDICATED MINERAL RESOURCES Main 502 14.3 231 Twin West 37 10.4 12 Total Indicated 539 14.0 244 INFERRED MINERAL RESOURCES Main 886 13.3 379 Twin West 56 12.4 23 Total Inferred 942 13.3 402 V & S VEINS TWIN WEST VEINS • Resources are quoted at a 2.5 g/t Au cut-off grade. • Resources have been reported in-situ and undiluted within potentially economical and minable underground longhole stope shapes. • Mineral resources are not mineral reserves and do not have demonstrated economic viability. There is no certainty that all or any part of the mineral resources estimated will be converted into mineral reserves • In accordance with NI 43-101 recommendations, the number of metric tonnes and ounces were rounded to the nearest thousand. Any discrepancies in the totals are due to rounding effects Historical Stopes & Development 2019 Resource PLUNGE +20 LOOKING NORTH Source: Independent Technical Report for the Snip Project, Canada, July 20, 2020

skeenaresources.com | 17 SNIP 200 Footwall Potential • Section 4210E • Newly identified 200 footwall BSU marker horizon • 2019 drill program highlights include 1,131.91 g/t Au over 1.50 m • 5,000 m exploration drill program commenced October 2020 SK- 19- 044 1,131 g/t Au over 1.5 m including 3,390 g/t Au over 0.5 m SK- 19- 043 12.00 g/t Au over 1.5 m SK- 19- 044 7.41 g/t Au over 0.6 m SK- 19- 044 12.60 g/t Au over 0.5 m 1997 Drillhole UG-2610 26.83 g/t Au over 3.4 m

skeenaresources.com | 18 “I am happy to say that today I have a great working relationship with Skeena, with Walter, with his crew and we just look forward to continuing to build on that.” - Chad Day, President of Tahltan Central Government Tahltan President, Chad Day (left) & Skeena’s President and CEO, Walter Coles (right) BC RMA panel discussion at Roundup 2019 The BC Regional Mining Alliance is a partnership between the Tahltan Central Government, the Nisga’a Lisims Government, industry, AME BC & the provincial government to promote mining investment in the Golden Triangle of northwest BC. SUSTAINABILITY

skeenaresources.com | 19 CAPITAL STRUCTURE CAPITAL STRUCTURE Current Shares Outstanding 194,632,101 Market Capitalization (C$2.63) C$512 Million 52 Week High C$3.34 52 Week Low C$0.50 Warrants (exp. Oct 2022 $2.70) 11,250,000 Options (exp. June 2021 – Jan. 2025, $0.41 – $1.50) 15,862,554 Incentive Shares (vest Jan. 2022) 192,308 Fully Diluted 221,936,963 SHARE PRICE TSX SKE Nov.6, 2019 – Nov.6, 2020 As of 11/06/2020 $0.00 $0.50 $1.00 $1.50 $2.00 $2.50 $3.00 $3.50 Nov-19 Dec-19 Jan-20 Jan-20 Feb-20 Mar-20 Apr-20 May-20 Jun-20 Jul-20 Aug-20 Sep-20 Oct-20 Nov-20

skeenaresources.com | 20 TSX:SKE | OTCQX:SKREF | F R A : R X F B Suite 650 1021 West Hastings Street Vancouver, BC V6E 0C3 Canada Kelly Earle Vice President Communications info@skeenaresources.com +1 604 684 8725 SKEENARESOURCES.COM